Exhibit 12.1

Computation of Ratios

CarrAmerica Realty Operating Partnership, L.P.

Calculation of Earnings:

		2003	2002	2001	2000	1999
	Income from continuing operations before income taxes, minority interest, and gain on sale of properties and impairment losses on real estate	72,369	84,365	77,350	117,909	104,947
	Less: Equity in earnings	(7,034)	(7,188)	(9,322)	(7,596)	(5,167)
	Add: Gain (loss) on sale of properties and impairment losses on real estate	(3,095)	13,156	2,964	55,047	55,453

	Income from continuing operations before income taxes, adjustment for minority interest and income from equity investees	62,240	90,333	70,992	165,360	155,233

	Additions:
	Fixed Charges
	Interest expense	104,492	99,018	83,676	98,835	89,057
	Capitalized interest	1,696	3,274	6,221	12,367	26,485

		106,188	102,292	89,897	111,202	115,542
(1)	Amortization of capitalized interest	2,394	2,352	2,270	2,114	1,805
(2)	Distributed income of equity investees	7,034	7,188	9,322	7,596	5,167

	Subtractions:
	Capitalized interest	(1,696)	(3,274)	(6,221)	(12,367)	(26,485)

	Adjusted Earnings	176,160	198,891	166,260	273,905	251,262

	Fixed Charges (from above)	106,188	102,292	89,897	111,202	115,542

	Ratio of Earnings to Fixed Charges	1.66	1.94	1.85	2.46	2.17

(1)	Represents an estimate of capitalized interest costs based on our established depreciation policy and an analysis of interest costs capitalized since 1996 (the year in which CarrAmerica began significant development activity).

(2)	Represents an estimate of distributed income. Amount is based upon equity in earnings for each period due to the fact that distributions exceeded equity in earnings for each period.